February 6, 2009

VIA OVERNIGHT DELIVERY

Mr. Robert Telewicz
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	MFA Financial, Inc. (formerly known as MFA Mortgage Investments, Inc.)
Form 10-K for the fiscal year ended December 31, 2007
Filed February 14, 2008
Schedule 14A
Filed April 8, 2008
Form 10-Q for the period ended June 30, 2008
Filed July 30, 2008
File No. 001-13991

Dear Mr. Telewicz:

Reference is made to our conference call on February 3, 2008 (the “Teleconference”) relating to the comments from the Staff received by MFA Financial, Inc., a Maryland corporation formerly known as MFA Mortgage Investments, Inc. (the “Company”), by letters dated August 12, 2008, September 24, 2008, October 23, 2008, and December 18, 2008 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”), Schedule 14A filed on April 8, 2008 (the “Schedule 14A”) and Form 10-Q for the period ended June 30, 2008 and the Company’s responses to such letters.

As discussed during our call and in our previous communications, the Company will, to the extent applicable, include in its future periodic reports under the Securities Exchange Act of 1934, the following:

•	a discussion of whether the Company has any present plans to sell any assets that are currently in an unrealized loss position;

•	a discussion of whether the Company’s MBS that are in an unrealized loss position are performing in accordance with their terms;

•
an expanded discussion in the Company’s risk factor that appeared in the Form 10-K for the year ended December 31, 2007 entitled “We may experience a decline in market value of our assets” to cover that the Company has experienced declines in the market value of its MBS or other assets which have resulted in the recognition of “other-than-temporary” impairment against such assets;

•	disclosure relating to the portion of the Company’s ARM-MBS portfolio that is in fixed rate status compared to those in adjustable rate status;

•	disclosure of the Company’s expectations regarding its cost of funds going forward;

•	disclosure as to whether any assets were sold to meet margin calls;

•	revised disclosure to include information about the expected recovery period for those securities in an unrealized loss position;

•
revised disclosure regarding whether the Company’s repurchase agreement financings are renewable or contain roll-over terms and, in future risk factor disclosure, that the Company may be required to sell MBS in an unrealized loss position in order to payoff maturing repo lines;

•
information relating to margin transactions occurring during the period covered by the report, along with the funding sources and amount of assets at the end of such period available to the Company to meet margin calls;

•	an enhanced sensitivity analysis as to fair value estimates; and

•	information relating to the types of loans underlying the Company’s non-agency MBS.

As discussed in our previous communications with the Staff, the Company will, to the extent applicable, include in its future annual proxy statements, the following:

•
to the extent the Company’s Compensation Committee (the “Committee”) utilizes comparative peer group compensation information for future benchmarking purposes, disclosure that identifies, to the extent practicable, the specific companies indentified in any such comparative peer grouping;

•
information relating to where the Company’s compensation levels fall within any comparative peer groups, to the extent the Committee establishes any specific percentage target compensation levels in connection with any future comparative peer group benchmarking analysis;

•
revised disclosure relating to the Company’s named executive officers’ annual base salaries to clarify that the dollar amounts are set by contract or, if not set by contract, the basis used in determining such dollar amounts;

•	a detailed discussion of the ROAE formula, including the scale of specific ROE hurdles, utilized by the Committee in calculating the Company’s senior bonus pool;

•
disclosure of the manner in which allocations of the Company’s senor bonus pool are made by the Committee as between the chief executive officer and the other senior executives and that such allocations are made based upon the Committee’s subjective evaluation of individual management performance and the Company’s achievement of strategic objectives during the applicable period;

•	disclosure of any performance targets or goals utilized by the Committee in determining the allocation of the Company’s senor bonus pool;

•	a detailed discussion covering the underlying basis for any additional compensation to the Company’s named executive officers pursuant to their employment contracts;

•
disclosure relating to the manner in which the annual incentive compensation awarded the Company’s named executive officers (other than the Company’s named executive officers who are eligible to participate in the senior bonus pool) is determined and, to the extent applicable, any performance metrics or benchmarks utilized by the Committee in making any such determinations; and

•	a detailed discussion relating to the underlying basis for any additional incentive compensation awarded to the named executive officers, including specific factors reviewed by the Committee.

Please direct any questions to the undersigned or Tim Korth, the Company’s general counsel, at (212) 207-6400.

Very truly yours,

/s/ William S. Gorin

William S. Gorin
President and Chief Financial Officer

cc:           Tim Korth